UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41829

Primech Holdings Ltd.

23 Ubi Crescent
Singapore 408579
+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Primech Holdings Ltd Announces Unaudited Interim 2025 Financial Results

Primech Holdings Ltd (“Primech” or the “Company”) (Nasdaq: PMEC), an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore, today announced its unaudited financial results for the six months ended September 30, 2025. A copy of the press release relating to the above matter is set forth in Exhibit 99.1, which is being furnished herewith.

Primech Holdings Limited and Subsidiaries
Condensed Consolidated Balance Sheets
(in thousands except share data, U.S. dollars)

	September 30, 2025	March 31, 2025
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$5,704	$10,145
Accounts receivable, net	19,880	15,633
Government subsidies receivable	2,575	1,485
Prepaid expenses and other current assets	1,804	1,700
Inventories	36	44
Total current assets	29,999	29,007

Non-current assets
Property and equipment, net	9,922	9,686
Right of use assets	1,871	2,114
Goodwill	402	391
Intangible assets, net	-	2

Total assets	$42,194	$41,200

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$10,879	$10,330
Notes payable-current portion	10,125	8,481
Lease liabilities-current portion	1,485	1,595
Income tax liabilities	244	461
Total current liabilities	22,733	20,867

Non-current liabilities
Notes payable-long term	4,258	4,331
Lease liabilities-long term	882	1,068
Deferred tax liability	62	255
Total liabilities	27,935	26,521

Commitments and contingencies

Shareholders’ Equity
Common Stock, 38,417,987 shares issued and outstanding as of September 30, 2025 and March 31, 2025	23,961	23,961
Additional paid-in capital	756	924
Accumulated other comprehensive income	1,762	995
Accumulated deficit	(11,797)	(10,991)
Total Primech Holdings Limited shareholders’ equity	14,682	14,889

Non-controlling interests	(423)	(210)
Total shareholders’ equity	14,259	14,679
Total liabilities and shareholders’ equity	$42,194	$41,200

Primech Holdings Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations and other Comprehensive Loss
(in thousands except share and per share data, in U.S. dollars)

	For the Six Months Ended September 30,
	2025	2024
Revenues
Revenues, net	$38,063	$36,947

Operating costs and expenses
Cost of revenue (net of $1,602 and $1,337 of government subsidies)	31,085	28,625
General and administrative expenses (net of $17 and $75 of government subsidies)	7,513	7,926
Sales and marketing expenses	443	1,384
Total operating costs and expenses	39,041	37,935
Loss from operations	(978)	(988)
Other operating income, net (includes $41 and $51 of government subsidies)	36	64
Interest expense	(284)	(421)
Loss before income taxes	(1,226)	(1,345)
Income tax benefit	206	3
Net loss	(1,020)	(1,342)
Loss income attributable to non-controlling interests	214	155
Net loss attributable to PHL	(806)	(1,187)
Total foreign currency translation adjustment	766	785
Comprehensive loss	$(40)	(402)

Loss per share:
Basic and diluted	$(0.03)	$(0.03)

Weighted average number of ordinary shares outstanding:
Basic and diluted	38,417,987	36,961,749

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Primech’s strategic and operational plans, contain forward-looking statements. Primech may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Primech’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business; the risk that we may be unable to realize our anticipated growth strategies and expected internal growth; its future business development, results of operations and financial condition; changes in the availability and cost of professional staff which we require to operate our business; changes in customers’ preferences and needs; changes in competitive conditions and our ability to compete under such conditions; changes in our future capital needs and the availability of financing and capital to fund such needs; changes in currency exchange rates or interest rates; projections of revenue, earnings, capital structure and other financial items; changes in our plan to enter into certain new business sectors; and other factors beyond our control. Further information regarding these and other risks is included in Primech’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and Primech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: March 30, 2026	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 30, 2026

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